DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  March 30, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable


                                 FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    March 30, 2004

3.  Press Release
    -------------

    March 30, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada. DynaMotive Energy Systems Corporation (DynaMotive) (OTCBB: DYMTF) announced its proposed participation in the development of what could become the world's first distributed power generation network utilizing pyrolysis oil in northern Ontario. The project, led by the Public Utility Commission of Sault Ste. Marie, envisages the installation of a combined heat and power plant in Sault Ste. Marie and the development of a remote bio oil plant to service this project and potentially other generation facilities in the municipality. The project consortia further includes: The Great Lakes Forestry Commission, the Ontario Forest Research Institute, the Municipality of Sault St. Marie and Magellan Aerospace, Orenda Division.

The project details were disclosed in a public announcement by the PUC of Sault Ste. Marie today. DynaMotive's participation is subject to negotiation and execution of definitive agreements formalizing the respective contributions of each of the participants to the project.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries and to economically convert them into a renewable and environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char and in doing so establishing these residues as a renewable, environmentally friendly and cost competitive energy reserve.



5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 30th day of March, 2004


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                           (signed)        "Richard Lin"
                                            Richard Lin
                                            Chairman






IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release -March 30th, 2004

DynaMotive Energy Systems Announces Participation in BioOil Distributed Power
  Project in Sault Ste. Marie. Consortia Includes Private Companies, Federal,
                      Provincial and Municipal Organizations.

Vancouver, BC, Canada. DynaMotive Energy Systems Corporation (DynaMotive) (OTCBB: DYMTF) announced its proposed participation in the development of what could become the world's first distributed power generation network utilizing pyrolysis oil in northern Ontario. The project, led by the Public Utility Commission of Sault Ste. Marie, envisages the installation of a combined heat and power plant in Sault Ste. Marie and the development of a remote bio oil plant to service this project and potentially other generation facilities in the municipality. The project consortia further includes: The Great Lakes Forestry Commission, the Ontario Forest Research Institute, the Municipality of Sault St. Marie and Magellan Aerospace, Orenda Division.

The project details were disclosed in a public announcement by the PUC of Sault Ste. Marie today. DynaMotive's participation is subject to negotiation and execution of definitive agreements formalizing the respective contributions of each of the participants to the project.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries and to economically convert them into a renewable and environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char and in doing so establishing these residues as a renewable, environmentally friendly and cost competitive energy reserve.

Full Text of press release by PUC follows.


For more information on DynaMotive, please call:
Corporate   Communications
Tel: (604) 267-6000          Toll Free (in North America): 1 877 863-2268
Fax:  (604) 267-6005         Email: investor@DynaMotive.com
Website: www.DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.

                                             Press Release for March 30, 2004


    Possible Bio Oil Fueled Cogeneration Plant for Sault Ste. Marie, Ontario


Sault Ste. Marie may soon boast one of the first cogeneration facilities in Canada fueled by bio oil. A 2.5 MW cogeneration plant that would serve the Great Lakes Forestry Centre and the adjacent Ontario Forest Research Institute in Sault Ste. Marie is being investigated by group of private and public sector organizations lead by PUC Services Inc. The group also includes DynaMotive Energy Systems of Vancouver, B.C., Magellan Aerospace of Mississauga, Ont., both forestry research facilities and the Sault Ste. Marie Economic Development Corporation.

The cogeneration plant would be supplied by Magellan Aerospace and would provide for the electricity, heating and cooling needs of both the Great Lakes Forestry Centre and the Ontario Forest Research Institute. Magellan Aerospace has recently completed the development of a 2.5 MWe ISO turbine that will operate commercially on pyrolysis bio oil to be supplied for this project by DynaMotive.

DynaMotive entered into a co-operation agreement in 1999 for the co-development of bio fuel power generation packages with Magellan Aerospace. DynaMotive focused its efforts on development of biomass conversion technology and fuel development while Magellan Aerospace developed the proprietary fuel handling system and adapted an OGT 2500 gas turbine to run on bio fuels. Dynamotive's bio oil has been successfully tested by Magellan in a commercial application and is approved by Magellan for operation of the GT 2500 Turbine.

Bio oil is produced by fast pyrolysis of wood and other organic materials. Charcoal and a combustible gas are also produced in the thermal decomposition of the organic feedstock. When burned bio oil produces little ash, emits no sulphur dioxide and only low amounts of nitrous oxides. Because its feedstock is degradable organic material, it is considered neutral in the production of greenhouse gases.

The primary feedstock for the production of bio oil is expected to be unutilized wood biomass from forest industries or harvesting operations (slash currently burned at roadside) in the Algoma District. . The forestry research facilities will be reviewing the availability of other forest resources to provide feedstock for bio oil production to ensure a sustainable supply without jeopardizing currently used waste streams or environmental regulations. The City of Sault Ste. Marie is taking an inventory of potential feedstock sources from the organic material that is collected in the municipal solid waste stream. Another potential feedstock for bio oil is municipal sewage sludge. Expanding the sources of feedstock would create new opportunities for employment in both the forestry and agricultural sectors, help reduce municipal waste streams, and enhance efforts to mitigate the impacts of global warming.

The cogeneration project is an example of distributed energy production as the energy is produced where it is consumed. This enhances security of supply, avoids electrical transmission and distribution losses and, because it uses the thermal energy produced from the turbine for heating and cooling, achieves an energy efficiency of more than 80%.

A feasibility study is currently underway to confirm the economic benefits of the project and identify local environmental issues that must be addressed to avoid any adverse impact on surrounding property owners. If the results of the study are positive, the project could be commissioned sometime in 2005. Evaluation of project performance and research in the use and utility of biomass for energy by the partners in this pilot project is intended to be used to assist northern rural communities in pursuing similar ventures.

The Sault Ste. Marie Economic Development Corporation is a not-for-profit organization funded by public and private partners; its purpose is to facilitate job creation and economic diversity for the benefit of Sault Ste. Marie. The development of economic opportunities in the bio-products sector and alternative and renewable energies is a strategic priority for Sault Ste. Marie.

The Great Lakes Forestry Centre is a unit of Natural Resources Canada, and the Ontario Forest Research Institute is a unit of the Ontario Ministry of Natural Resources. Both facilities are engaged in research to support the sustainability of forest resources in Ontario.

PUC Services Inc. provides operating and management services to electric, water and telecom utilities.

DynaMotive is an energy systems company that has a proprietary fast pyrolysis technology for the conversion of wood residue and other biomass into a liquid fuel known as "BioOil" and a solid char product.

Magellan Aerospace, through its Orenda Division, is a leader in advanced turbine technology. In addition to its outstanding performance in the aerospace industry Orenda has installed 150 aero-derivative turbine packages to supply baseload, blackstart, standby and emergency support generation capacity to 76 utility and industrial facilities.

For Further Information Contact:

Brian Curran
President & C.E.O
PUC Services Inc.
Sault Ste. Marie, Ontario
(705) 759-6538
Email: brian.curran@ssmpuc.cam